## Contact

www.linkedin.com/in/xaviar-gray
(LinkedIn)

## Top Skills

Microsoft Office
Microsoft Excel
PowerPoint

## Languages

English (Native or Bilingual)

## Certifications

Series 63
Insurance Agent, Accident, Health, Life, Variable Life & Variable Annuities
Series 6
Account Management & Sales
Series 7

## Honors-Awards

Winter Camp Finalist
Power of 10 Award
Gateway to Growth

# Xaviar Gray

Bridging the wealth gap through financial education & digital resources that empower. #techandflow
Palmetto, Florida, United States

## Summary

My passion for business and finance is deep-rooted in my entrepreneurial upbringing. As a young kid, I spent more time assisting with real estate transactions and studying information in libraries than most kids spent playing video games. As such, I took an early interest in business and finance and haven't slowed down.

Fast forward to today, and now I can say that I have spent the last decade working in Corporate America as a Financial Advisor & Banker. During this time, I have worked with many people from different walks of life - although I noticed commonalities among the majority. Regardless of who they were, my goal remained the same, to help them grow their wealth faster by working with me than ever before. This is where Xaviar "The Money Guy" was born or at least that's what my clients call me.

In all of my experiences, I attribute my success to two skills - my ability to connect with and develop people. Regardless of whether you're a newbie to finance or already own a business and have a half a million saved. Our work together will help you grow your money faster than ever.

## Experience

### Tech & Flow Ventures

Founder & Financial Coach
April 2021 - Present (2 years 1 month)
St Petersburg, Florida, United States

We are a FinTech company dedicated to disrupting the wealth gap by educating & empowering young professionals to make sound financial decisions and build wealth through entrepreneurship & innovation.

### Northwestern Mutual

3 years 7 months

### Financial Advisor
November 2018 - May 2021 (2 years 7 months)
Orlando, Florida Area

"Effectively lead my clients towards financial success considering the modern challenges they face."

Today we are in a society where most households live on two incomes because one is not enough. We have 100 items pulling us in every direction and too much information at our disposal. Furthermore, most households are in debt or are simply one or two impactful events away from financial ruin.

I have always had a passion for finance, sports, and technology. Moreover, in every role or task that I have filled I enjoy being the decisive and consistent voice that makes every one around me better. With that being said I believe that coaching runs in my veins.

My objective with each prospective client that I sit down with is to become their Financial Coach. As their Financial Coach, I want to build a relationship to better understand who or what is important to them and how we can effectively help them achieve their financial goals.

Furthermore, I promise to add value in two areas:

1. Skill Building – just as a coach would train their players to improve in their skills so they perform better on the court/field. I strive to educate my clients so that they are well versed in the products, opportunities, and strategies that are available to assist them in achieving their financial goals.

2. Accountability – upon determining their goals and creating a plan I will hold them accountable on a systematic basis to be sure that they are making progress towards their goals. We will meet quarterly, semi-annually or annually and discuss what’s changed and how that impacts their plan.

Retirement Planning | Financial Planning | Education Planning | Business Planning

### Associate Financial Representative/Director of Operations
November 2017 - November 2018 (1 year 1 month)
Orlando, Florida Area

Collectively, my team and I bring more than 40 years of experience to the table; this allows us to handle every financial situation. We specialize in creating a holistic financial plan, taking into consideration tax efficiency, asset performance and diversification. Each of my team members brings dedicated specialties in investment operations, financial planning and insurance services.

Our recommendations are based on a Personal Planning Analysis (PPA) that serves as a road map for our clients. We use the PPA to work through a planning dialogue and process that is tailored specifically to each of our client's needs.

We do not just work with our clients for today; we partner with our clients for their future.

Northwestern Mutual's mission is to develop enduring relationships with clients by providing expert guidance for a lifetime of financial security. My team and I live out these values in all of our conversations with potential and current clients.

### Unite Basketball Academy Foundation, Inc.
President/Director
July 2014 - September 2017 (3 years 3 months)
Tampa/St. Petersburg, Florida Area

At the Unite Basketball Academy Foundation we desire to strengthen our community by helping mold the lives of local youth through the game of basketball. We host the UBA Pro-Am Summer League to give amateur players an opportunity to compete against pros and to provide entertainment for spectators. We also aim to provide a forum for professional and amateur athletes to give back to the community through coaching, training and mentoring local youth.

For the 2017 season UBA has partnered with Wimbledon Health Partners - a leader in raising awareness for heart related diseases and conditions. Wimbledon provides cardiovascular testing to quickly diagnose, minimize or cure heart conditions before they perpetuate. As a part of the #UBACares campaign we will be raising money to fund and support student athletes who suffer from heart conditions.

### Regions Bank
Financial Services Specialist

September 2015 - August 2017 (2 years)
Gulfport

Assist prospective and current clients in their banking needs by educating, advising and managing them on healthy financial decisions.

Northwestern Mutual
Financial Representative Intern
February 2013 - August 2014 (1 year 7 months)
Tampa/St. Petersburg, Florida Area

Help people attain financial security for their families and their businesses by matching their needs with world-class insurance services and internationally recognized investment products.

## Education

St. Petersburg College
Associate's Degree, General Studies · (2011 - 2015)